EXHIBIT 14

Code of Ethics

VYYO INC.

COMPANY POLICY

CODE OF CONDUCT AND ETHICS

Vyyo Inc. and its subsidiaries (collectively, the “Company” or “Vyyo”) is committed to conducting our business in accordance with applicable laws, rules and regulations and the highest standards of business ethics, and to full and accurate financial disclosure in compliance with applicable law. This Code of Conduct and Ethics (this “Policy”), applicable to the Company’s directors, employees, independent contractors and agents (including the Company’s Chief Executive Officer and Chief Financial Officer) (together, “Representatives”), sets forth specific policies to guide you in the performance of your duties.

As a Representative, you must not only comply with applicable law. You also must engage in and promote honest and ethical conduct and abide by this Policy and other Company policies and procedures that govern the conduct of our business. Your responsibilities include creating a culture of high ethical standards and commitment to compliance, maintaining a work environment that encourages other Representatives to raise concerns, and promptly addressing Representative compliance concerns.

Compliance With Laws, Rules And Regulations

You are required to comply with the laws, rules and regulations that govern the conduct of our business and to report any suspected violations in accordance with the section below entitled “Compliance With Code Of Conduct and Ethics.”

Conflicts Of Interest

No Representative shall make any investment, accept any position or benefits, participate in any transaction or business arrangement or otherwise act in a manner that creates or appears to create a conflict of interest unless the Representative makes full disclosure of all facts and circumstances to, and obtains the prior written approval of, (i) the Deputy General Counsel or the General Counsel; and (ii) the Chair of the Audit Committee of the Board of Directors.

Disclosures

It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. As a Representative, you are required to promote compliance with this Policy by other Representatives and to abide by Company standards, policies and procedures designed to promote compliance with this Policy.

Compliance With Code Of Conduct And Ethics

If you know of or suspect a violation of applicable laws, rules or regulations or this Policy, you must immediately report that information to any of (i) the Deputy General Counsel; (ii) the General Counsel; or (iii) any member of the Board of Directors. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Policy may result in disciplinary action, up to and including discharge. The Audit Committee of the Board of Directors and the General Counsel shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Policy.

Waivers Of Code Of Conduct And Ethics

If you would like to seek a waiver of this Policy you must make full disclosure of your particular circumstances to (i) the Deputy General Counsel or the General Counsel; and (ii) the Chair of the Audit Committee of the Board of Directors. Amendments to and waivers of this Policy will be publicly disclosed as required by applicable law and regulations.

No Rights Created

This Policy is a statement of certain fundamental principles, policies and procedures that govern the Company’s Representatives in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, independent contractor, director, customer/client, supplier, competitor, shareholder or any other person or entity.